THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF CHINA FINANCE ONLINE CO. LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 30, 2006

The undersigned shareholder of CHINA FINANCE ONLINE CO. LIMITED, a Hong Kong company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated July 24, 2006, and hereby appoints Mr. Zhiwei Zhao, the Company’s chief executive officer and the person designated by the Company to receive voting proxies, proxies, with full power to his substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on AUGUST 30, 2006 at 10:00 a.m., Beijing time, at the Company’s offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

	ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTAIN

1	(i) To re-elect Mr. Kheng Nam Lee as Director to serve for the ensuing two years and until his successor is elected and duly qualified.

(ii) To re-elect Mr. Fansheng Guo as Director to serve for the ensuing two years and until his successor is elected and duly qualified.

[ ] Withhold authority to vote for any individual nominee (write number(s) of nominee(s) directly below):

	ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTAIN

2	To approve the
appointment of
Deloitte Touche
Tohmatsu CPA Ltd.
as our independent
auditors for a term
ending at our next
annual general
meeting to be held
in 2007 and to
authorize the board
of directors to
determine their
remuneration.

3	To consider and approve the audited consolidated financial statements for the year 2005 together with the Reports of the Directors and the Auditors thereon.

4	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.

5	To approve the increase in the number of ordinary shares available for issuance under the 2004 Stock Incentive Plan by 5,000,000 ordinary shares to 15,688,488 ordinary shares.

DATED:      ,2006

SHAREHOLDER NAME:

Signature

Signature

THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS ON THEIR STOCK CERTIFICATE, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN. PLEASE DATE, SIGN AND MAIL THIS PROXY CARD BACK AS SOON AS POSSIBLE!